Exhibit 12

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Dollars in millions)

	Six Months Ended
	June 30,	Years Ended December 31
	2006	2005	2004	2003	2002	2001

Income/(loss) before income taxes	$780	$497	$(168)	$(46)	$2,563	$2,523
Less: Equity income	666	873	347	54	—	—

Income/(loss) before income taxes and equity income	114	(376)	(515)	(100)	2,563	2,523
Add: Fixed charges:
Preference dividends	43	86	34	—	—	—
Interest expense	91	163	168	81	28	40
One-third of rental expense	19	37	30	30	27	24
Capitalized interest	7	14	20	11	24	25

Total fixed charges	160	300	252	122	79	89
Less: Capitalized interest	7	14	20	11	24	25
Less: Preference dividends	43	86	34	—	—	—
Add: Amortization of capitalized interest	5	10	9	9	8	7
Add: Distributed income of equity investees	541	647	228	32	—	—

Earnings/(loss) before income taxes and fixed charges (other than capitalized interest)	$770	$481	$(80)	$52	$2,626	$2,594

Ratio of earnings to fixed charges	4.8	1.6	(0.3)*	0.4 **	33.2	29.1

*	For the year ended December 31, 2004, earnings were insufficient to cover fixed charges by $332 million.

**	For the year ended December 31, 2003, earnings were insufficient to cover fixed charges by $70 million.

“Earnings” consist of income/(loss) before income taxes and equity income, plus fixed charges (other than capitalized interest and preference dividends), amortization of capitalized interest and distributed income of equity investee. “Fixed charges” consist of interest expense, capitalized interest, preference dividends and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases.